                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                              OVERHILL FARMS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                   690212 10 5
                                 (CUSIP Number)

                             ----------------------


                    Arthur E. Levine                                      Mitchell S. Cohen, Esq.
       Levine Leichtman Capital Partners II, L.P.                           Irell & Manella LLP
              335 N. Maple Drive, Suite 240                         1800 Avenue of the Stars, Suite 900
                 Beverly Hills, CA 90210                               Los Angeles, California 90067
                     (310) 275-5335                                           (310) 277-1010

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                  April 4, 2003
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690212 10 5                                               Page 2 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Levine Leichtman Capital Partners II, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]
     (b) [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                        7.       Sole Voting Power:  -- 0 -- Shares
Number of
                        --------------------------------------------------------
Shares                  8.       Shared Voting Power:  3,221,263 Shares  (See
Beneficially                     Item 5)
                        --------------------------------------------------------
Owned by                9.       Sole Dispositive Power:  -- 0 - Shares
Each Reporting
                        --------------------------------------------------------
Person With             10.      Shared Dispositive Power: 3,221,263 Shares (See
                                 Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,263 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5% (See Item 5)

14.  Type of Reporting Person

     PN

CUSIP No. 690212 10 5                                               Page 3 of 13


1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     LLCP California Equity Partners II, L.P.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]
     (b) [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                        7.       Sole Voting Power:  -- 0 -- Shares
Number of
                        --------------------------------------------------------
Shares                  8.       Shared Voting Power:  3,221,263 Shares  (See
Beneficially                     Item 5)
                        --------------------------------------------------------
Owned by                9.       Sole Dispositive Power:  -- 0 - Shares
Each Reporting
                        --------------------------------------------------------
Person With             10.      Shared Dispositive Power: 3,221,263 Shares (See
                                 Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,263 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5% (See Item 5)

14.  Type of Reporting Person

     PN

CUSIP No. 690212 10 5                                               Page 4 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Levine Leichtman Capital Partners, Inc.

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]
     (c) [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     State of California

                        7.       Sole Voting Power:  -- 0 -- Shares
Number of
                        --------------------------------------------------------
Shares                  8.       Shared Voting Power:  3,221,263 Shares  (See
Beneficially                     Item 5)
                        --------------------------------------------------------
Owned by                9.       Sole Dispositive Power:  -- 0 - Shares
Each Reporting
                        --------------------------------------------------------
Person With             10.      Shared Dispositive Power: 3,221,263 Shares (See
                                 Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,263 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5% (See Item 5)

14.  Type of Reporting Person

     CO

CUSIP No. 690212 10 5                                               Page 5 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Arthur E. Levine

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]
     (d) [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     United States of America

                        7.       Sole Voting Power:  -- 0 -- Shares
Number of
                        --------------------------------------------------------
Shares                  8.       Shared Voting Power:  3,221,263 Shares  (See
Beneficially                     Item 5)
                        --------------------------------------------------------
Owned by                9.       Sole Dispositive Power:  -- 0 - Shares
Each Reporting
                        --------------------------------------------------------
Person With             10.      Shared Dispositive Power: 3,221,263 Shares (See
                                 Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,263 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5% (See Item 5)

14.  Type of Reporting Person

     IN

CUSIP No. 690212 10 5                                               Page 6 of 13

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Lauren B. Leichtman

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [_]
     (e) [_]

3.   SEC Use Only

4.   Source of Funds (See Instructions)

     OO  (See Item 3)

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     [_]

6.   Citizenship or Place of Organization

     United States of America

                        7.       Sole Voting Power:  -- 0 -- Shares
Number of
                        --------------------------------------------------------
Shares                  8.       Shared Voting Power:  3,221,263 Shares  (See
Beneficially                     Item 5)
                        --------------------------------------------------------
Owned by                9.       Sole Dispositive Power:  -- 0 - Shares
Each Reporting
                        --------------------------------------------------------
Person With             10.      Shared Dispositive Power: 3,221,263 Shares (See
                                 Item 5)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     3,221,263 Shares (See Item 5)

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

     [_]

13.  Percent of Class Represented by Amount in Row (11)

     25.5% (See Item 5)

14.  Type of Reporting Person

     IN

                                  SCHEDULE 13D

      Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), hereby file this Amendment No. 2 to Schedule 13D (this "Amendment") with the Securities and Exchange Commission (the "Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on November 18, 2002 (the "Original
Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on December 17, 2002 ("Amendment No. 1 to Schedule 13D"), relating to the Common Stock, par value $.01 per share, of Overhill Farms, Inc., a Nevada corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1 to Schedule 13D, is referred to herein as the "Amended Schedule 13D."

      This Amendment is being filed pursuant to a Joint Reporting Agreement dated November 15, 2002, a copy of which is attached as Exhibit 99.1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

      Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

      Pursuant to that certain First Amendment to Securities Purchase Agreement dated as of April 4, 2003 (the "First Amendment to Restated Securities Purchase Agreement"), among the Issuer, the entities from time to time parties thereto as Guarantors (including the Subsidiary), and the Partnership, a copy of which is attached as Exhibit 99.11 hereto, among other things, (a) the Purchaser waived certain Specified Events of Default (as defined therein), (b) the Issuer issued and sold to the Purchaser, and the Purchaser purchased from the Issuer, that certain Secured Senior Subordinated Bridge Note dated April 4, 2003, in the principal amount of $3,000,000 (the "Bridge Note"), a copy of which is attached as Exhibit 99.12 hereto, (c) the Issuer agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Issuer, 2,466,759 shares of Common Stock (the "April 2003 Shares" and, together with the Bridge Note, the "Bridge Securities"), subject to the prior approval of the American Stock Exchange ("AMEX") of an application to list the April 2003 Shares, and (d) the parties amended the Restated Securities Purchase Agreement, a copy of which is attached as Exhibit 99.3 to the Original Schedule 13D, all on the terms and subject to the conditions set forth in the First Amendment to Restated Securities Purchase Agreement. The Issuer has filed an application with the AMEX to list the

April 2003 Shares and has requested approval thereof. The listing application is pending before the AMEX.

      The source and amount of the funds used to purchase the Bridge Note were capital contributions made by the partners of the Partnership in response to capital calls in the aggregate amount of $3,000,000. The source and amount of the funds to be used to purchase the April 2003 Shares, subject to the receipt by the Issuer of the approval of the AMEX of the above-referenced listing application, will be capital contributions made by the partners of the Partnership in response to capital calls in the aggregate amount of $24,667.59.

Item 4. Purpose of Transaction.

      Item 4 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

      The Reporting Persons acquired beneficial ownership of the Bridge Note and, subject to the prior approval of the AMEX of the above-referenced listing application, will acquire beneficial ownership of the April 2003 Shares, in each case in the ordinary course of business for investment purposes and, except as described below, not with the purpose of changing, obtaining, acquiring or influencing control of the Issuer. The Partnership may use its board designee, board observer, operating committee and other investor rights under the Restated Securities Purchase Agreement and/or other Investment Documents (as defined in the Restated Securities Purchase Agreement) as described in the Amended Schedule 13D and this Amendment in a manner which may result in the Partnership changing, obtaining, acquiring or influencing control of the Issuer.

      As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their equity securities in the Issuer and may from time to time consider implementing such alternatives. The Reporting Persons retain the right, depending on market conditions and/or other factors, to change their investment intent, to acquire from time to time additional shares of Common Stock (or debt or other equity securities of the Issuer), to exercise all or a portion of the Warrants, to convert all or a portion of the Series A Preferred Shares into Common Stock and/or to sell or otherwise dispose of from time to time, in open market transactions, private transactions, transactions with affiliates of the Issuer or otherwise, all or part of the Warrants or the Common Stock issuable upon exercise thereof, the Series A Preferred Shares or the Common Stock issuable upon conversion thereof, the Common Stock or any other securities in the Issuer beneficially owned by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

      Except for the foregoing, the Reporting Persons have no present plans or proposals which relate to or would result in any of the actions enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Item 5 of Amended Schedule 13D is hereby amended and restated to read as follows:

(a) Each Reporting Person is deemed to be the beneficial owner (within the meaning of Rule 13d-3(a) of the Exchange Act) of an aggregate of 3,221,263 shares of Common Stock, including 2,937,987 shares of Common Stock, 200 shares of Common Stock issuable upon exercise of the December 2002 Restated Warrants, and 283,076 shares of Common Stock issuable upon conversion of the Series A Preferred Shares (see Items 3 and 4 above and
      Item 6 below). Such aggregate number of shares beneficially owned by the Reporting Persons constituted, as of April 4, 2003, approximately 25.5% of the shares of such class (calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act and assuming that 12,338,797 shares of Common Stock were issued and outstanding as of such date, as represented by the Issuer to the Partnership in the First Amendment to Restated Securities Purchase Agreement). In addition, assuming the Issuer receives the approval of the AMEX of the application to list the April 2003 Shares, immediately following the purchase and sale of the April 2003 Shares, each Reporting Person will be deemed to be the beneficial owner of 5,688,022 shares of Common Stock (including the April 2003 Shares). Such aggregate number of shares would have constituted, as of April 4, 2003, approximately 37.7% of the shares of such class.

      In addition, pursuant to the Investor Rights Agreement, the Reporting Persons may be deemed to be beneficial owners, for purposes of the election or appointment of the LLCP Representative to the Board as described in Items 4 above and 6 below, of additional shares of Common Stock beneficially owned by the Principal Shareholders in the aggregate (excluding shares of Common Stock issuable upon exercise of options currently held by the Principal Shareholders which have not been exercised). There is no LLCP Representative currently serving on the Board. The Reporting Persons have no pecuniary interest in the shares of Common Stock beneficially owned by the Principal Shareholders and disclaim beneficial ownership of such shares.

(b) The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the Partnership may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by the Principal Shareholders.

      By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, the General Partner may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by the Principal Shareholders.

      By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by the Principal Shareholders.

      By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 3,221,263 shares of Common Stock. In addition, pursuant to the Investor Rights Agreement, for purposes of electing or appointing the LLCP Representative to the Board, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons with respect to additional shares of Common Stock beneficially owned by the Principal Shareholders.

(c) Except as described in Items 3 and 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the past sixty days.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 of Amended Schedule 13D is hereby amended by adding the following at the end of such Item:

      Pursuant to the First Amendment to Restated Securities Purchase Agreement, among other things, (a) the Purchaser waived certain Specified Events of Default, (b) the Issuer issued and sold to the Purchaser, and the Purchaser purchased from the Issuer, the Bridge Note, (c) the Issuer agreed to issue and sell to the Purchaser, and the Purchaser agreed to purchase from the Issuer, April 2003 Shares, subject to the prior approval of the AMEX of an application to list the April 2003 Shares, and (d) the parties amended the Restated Securities Purchase Agreement, including among other provisions in the Restated Securities Purchase Agreement, the financial covenants. The aggregate purchase price of the April 2003 Shares will be $24,667.59. The Issuer has filed an application with the AMEX to list the April 2003 Shares and has requested approval thereof. The listing application is pending before the AMEX.

      The principal balance of the Bridge Note is due on January 30, 2004, and may be prepaid without premium or penalty, and interest on the principal balance of the Bridge Note is due monthly and accrues at a base rate of 15.0%, which increases upon the occurrence of an Event of Default as provided for therein. The payment and performance of the Issuer's obligations under the Bridge Note are secured by, among other things, the security interests and liens previously granted by the Issuer to the Partnership under the collateral security documents.

      In addition, pursuant to an Amendment to Amended and Restated Secured Senior Subordinated Note Due 2004 dated as of April 4, 2003 (the "Amendment to Restated Note"), a copy of which is attached as Exhibit 99.13 hereto, the Issuer and the Partnership amended the Restated Note (a copy of which is attached as Exhibit 99.4 to the Original Schedule 13D) to increase the base rate of interest to 15.0%, which increases upon the occurrence of an Event of Default as provided for therein.

      In addition, the Issuer, the Partnership and Union Bank of California, N.A. (the "Senior Lender") have entered into an agreement whereby, subject to the terms and conditions set forth therein, one of the Partnership's affiliates will acquire from the Senior Lender, and the Senior Lender will assign to the Partnership or its affiliate, all of the Senior Lender's rights and obligations under the Senior Lender's existing credit facilities with the Issuer. The Issuer has consented to such assignment transaction. Further, assuming the Partnership's affiliate acquires the Senior Lender's rights and obligations under the Senior Lender's existing credit facilities, the Issuer and such affiliate intend to amend and restate such credit facility arrangements on terms mutually acceptable to the Issuer and such affiliate.

      The descriptions of the First Amendment to Restated Securities Purchase Agreement, the Bridge Note, the Amendment to Restated Note and the other transactions set forth above are not, and do not purport to be, complete and, with respect to the First Amendment to Restated Securities Purchase Agreement, the Bridge Note and the Amendment to Restated Note, are qualified in their entirety by reference to copies of the same filed as Exhibits 99.11 through
99.13 hereto, respectively, and incorporated herein in their entirety by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit         Description

99.11 First Amendment to Securities Purchase Agreement dated as of April 4, 2003, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Levine Leichtman Capital Partners II, L.P.

99.12 Secured Senior Subordinated Bridge Note dated April 4, 2003, in the principal amount of $3,000,000, made by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

99.13 Amendment to Amended and Restated Secured Senior Subordinated Note Due 2004 dated as of April 4, 2003, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

April 14, 2003        LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P.,
                      a California limited partnership

                      By:  LLCP California Equity Partners II, L.P.,
                           a California limited partnership, its General Partner

                           By:  Levine Leichtman Capital Partners, Inc.,
                                a California corporation, its General Partner


                                By: /s/ Arthur E. Levine
                                    --------------------------------------
                                    Arthur E. Levine
                                    President

                      LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership

                      By: Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner


                           By: /s/ Arthur E. Levine
                               -------------------------------------------
                               Arthur E. Levine
                               President

                      LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation


                      By: /s/ Arthur E. Levine
                          ------------------------------------------------
                          Arthur E. Levine
                          President


                      /s/ Arthur E. Levine
                      ----------------------------------------------------
                      ARTHUR E. LEVINE

                      /s/ Lauren B. Leichtman
                      ----------------------------------------------------
                      LAUREN B. LEICHTMAN

                                  EXHIBIT INDEX

Exhibit         Description

99.11 First Amendment to Securities Purchase Agreement dated as of April 4, 2003, among Overhill Farms, Inc., the entities from time to time parties thereto as Guarantors and Levine Leichtman Capital Partners II, L.P.

99.12 Secured Senior Subordinated Bridge Note dated April 4, 2003, in the principal amount of $3,000,000, made by Overhill Farms, Inc. in favor of Levine Leichtman Capital Partners II, L.P.

99.13 Amendment to Amended and Restated Secured Senior Subordinated Note Due 2004 dated as of April 4, 2003, between Overhill Farms, Inc. and Levine Leichtman Capital Partners II, L.P.